China Kangtai Cactus Bio-Tech Inc.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province
People’s Republic of China 150025

April 6, 2012

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Kangtai Cactus Bio-tech, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011 and Amended April 15, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-33097

Dear Mr. Rosenberg:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China Kangtai Cactus Bio-Tech Inc. (the “Company”) dated March 30, 2012.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K/A (Amendment No. 1)

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-8

Staff Comment 1. In our March 23, 2012 telephone conference you indicated that you are uncertain whether excess product exists because you have never accepted returns for other than quality defects and noted that you do not have insight into the sales channel. However, we note that you have made public disclosure that excess inventory in the distribution channel exists (see for example page 6 of your Form 10-Q filed November 14, 2011) and that page 3 of your February 3 2012 response also references “excess product in our distribution channel.” Absent further clarification from you, we will rely on your public disclosure and your previous response to us that states excess inventory exists in the channel at the date of sale. It is within this context that we evaluated your March 15, 2012 restatement proposal. Our understanding of your March 15, 2012 proposal is that you propose to restate your financial statements to employ a policy of recognizing revenue and costs of goods sold at the date you transfer inventory to the distributor and then at a later date reverse some portion or all of the revenue and costs of goods sold recognized for that inventory transaction to account for the excess product in your distribution channel. We are unable to identify the applicable U.S. GAAP that supports your proposal. We observe that the revenue recognition criteria must be evaluated for each transaction. If as your public disclosure indicates, there is excess inventory in the sales channel at the date you transfer inventory, then it would appear that the existence of such excess inventory when combined with your representation to us in a March 23, 2012 telephone conference that you do not have insight into the channel would preclude revenue recognition for that transaction at the date of inventory transfer. Please reevaluate your proposal in the context of your specific facts and circumstances.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 6, 2012

Response: As a result of our telephone conversation with the SEC Staff in the March 23, 2012 conference call, we understand that to restate our financial statements to employ a policy of recognizing revenue and cost of goods sold at the date we transfer inventory to the distributor and then at a later date reverse some portion or all of revenue and cost of goods sold recognized for that that inventory transaction to account for excess product in our distribution channel is not supported by U.S. GAAP. Based on our discussions with the SEC Staff we understand that the revenue recognition criteria must be evaluated for each transaction. Accordingly, as the SEC Staff has suggested in the March 30, 2012 letter to us and the conference call on March 23, 2012, we have reevaluated our March 15, 2012 proposal in the context of the specific facts and circumstances, in particular as they relate to our public disclosure concerning that excess inventory in the distribution channel exists as stated on page 6 of Form 10-Q filed on November 14, 2011 and reiterated by us in our February 3, 2012 response letter to the SEC.

Based upon our reevaluation ,the Company plans only to revise its accounting policies disclosures in its Form 10-K for the year ended December 31, 2011 (which includes the financial statements for the year ended December 31, 2010) to highlight the criteria for revenue recognition under U.S. GAAP, and how the particular facts and circumstance (including our business practices and procedures) of our Company have been met on the date of shipment for each transaction to permit recognition of revenue on that date. We also plan to similarly revise our accounting policies disclosures in amended filings of the Forms 10-Q for the three months ended March 31, 2011, six months ended June 30, 2011, and nine months ended September 30, 2011.

The disclosures described in the preceding paragraph will address concepts related to whether the sales price is fixed and determinable and/or collectible on the date of shipment, and other critical matters identified by the Staff in their Staff Comment 2 and clarified in our response thereto.

Staff Comment 2.         We reference the following:

  In your December 1, 2011 response letter, you state “For marketing reasons, these distributors order more than sufficient quantities of our products.”;
  The discussion in the first two paragraphs of page two of the February 3, 2012 response letter appears to indicate that you assume the credit risk that exists in the sales to the distributor’s customers;
  In the March 23, 2012 conference call, you indicate that the payment is not due until the distributor has resold the product to the customer.
  On Page 2 of your February 3, 2012 response you indicate that the company delivers under “informal liberal payment terms” and that you informally extended payment terms up to 90 days from delivery of product. In our March 23, 2012 telephone conference you indicated that payment terms may be extended 90 days or more.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 6, 2012

Based on these representations, it appears that the company has a business practice of permitting payment upon sell through by the distributor to its customer. In these circumstances, it appears that revenue recognition upon shipment would not be appropriate because the price is not fixed or determinable and/or collectibility is not reasonably assured on the date of the shipment of each individual transaction. It appears that recognizing revenue when the distributor resells to the end-user (sell-through method) or when payments from customers become due may be appropriate. Please revise your financial statements accordingly.

Response: In reevaluating our proposal, which we understand is not in conformity with U.S. GAAP, we advise you of the following clarification of facts in applying U.S. GAAP appropriately:

a.	Based on current recent buying patterns “for marketing reasons, these distributors are probably ordering more than sufficient quantities of our products.”

b.

In informally evaluating and separately extending the time in which each of the Company’s distributor customers is allowed to pay, the Company does not believe it has assumed the credit risk that exists in sales to the distributors’ customers. While the Company has allowed additional time to the distributors to make payments to it, the standardized distribution agreements are clear that payment is due in advance or within 7 days of delivery unless there are quality defects which must be approved by the Company, which are rare. In addition, customer purchase orders reiterate those terms, even when the Company informally extends the distributor’s term of payment to 90 days. In no event is the distributor allowed to return the product or get a refund or rebate due to lack of sell-through.

c.

While the Company may allow its distributor extra days to make payments to the Company that may coincide with how the distributor is remitting to the Company, the Company in its communication to its individual distributors has not formally separately advised each distributor that they have no obligation to pay the Company until the product is resold to the distributor’s customers.

d.

While the Company has been delivering goods in circumstance that may be characterized by “informal liberal payment terms” and we have indicated we have currently been extending payment terms to those distributors up to 90 days or more, it should be noted that these distributors continue to make meaningful regular and periodic payments to us that constantly reduce the amounts owing to us by them in the months subsequent to each balance sheet date that we apply on a FIFO basis to each of the accounts receivable balances outstanding.

In reevaluating the applicable facts and circumstances, we have given careful consideration as to whether the price is fixed and determinable and/or whether collectibility is reasonably assured, as required by U.S. GAAP in order to recognize revenue on the date of shipment for each individual transaction. In our particular circumstances, we are pleased to report that in circumstances where we have granted extended payment terms to our distributors, both historically and currently, when collection is received we do not grant, nor have our customers requested, allowances or been issued credits that reduce the original sales price called for in the purchase order and billed to the customer in the original invoice. In addition, historically and currently we have not had a significant history of bad debts with any significant distributors, which is consistent with our discussion in d) above concerning our receipt of collections from each of our distributors on a regular and periodic basis. Based on the facts as we have outlined them, we believe that we should recognize revenue on shipment because the price is fixed and determinable and collectibility is assured at that time. In our current circumstances, recognizing revenue when the distributor resells to the end user (sell-through method) or when payments from customers become due is not appropriate at this time.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 6, 2012

Our March 15, 2012 proposal was intended to satisfy concerns of our auditors about possible future deterioration in the Chinese economy or credit conditions therein leading to possible collectibility issues in future periods for which there is no easy basis upon which for us to set a reserve for doubtful accounts currently. That said, our auditor, upon reflection concerning the requirement of U.S. GAAP as related to fixed and determinable and collectibility assured requirements, agrees with the conclusion reached by us in the preceding paragraph.

Staff Comment 3. Your public disclosure and/or responses, both oral and written, indicate or suggest that excess inventory exists at the date of product transfer and that the company has a business practice of permitting payment upon sell through by the distributor to its customer. Whether such conditions exist is a matter of fact that must be determined by the company. As we note in our comments above, if such conditions exists, it appears that the company may not be permitted under U.S. GAAP to recognize revenue until sell through occurs. If such conditions do not exist, then the significant increase in days sales outstanding raises question about whether the collectibility criteria is met at the date of product transfer or whether such increase was a function of conditions and events that occurred subsequent to product sale. If the collectibility criteria or other revenue recognition criteria are not met at the date of transfer, it would not be appropriate to recognize revenue. If the increase in days sales outstanding was a result of conditions that did not exist at the date of transfer, but arose subsequently such that recognition of revenue at the date of inventory transfer was appropriate, such conditions would nonetheless raise question about whether an increase in the Company’s allowance for doubtful accounts and related bad debt expense should have been recorded in the period subsequent to inventory transfer that the subsequent conditions arose.

Response: As we discussed in our response to Staff Comment 2 above, based upon the reevaluation of our facts and circumstances, we do not believe that any excess inventory that may exist at our distributors at the date of product transfer does not suggest that the Company has a business practice of permitting payment on sell through by the distributor to its customers. That said, the Company is keenly aware that the increase in days sales outstanding raises questions about whether the Company’s allowance for doubtful accounts and related bad debts expense should have been recorded in a period subsequent to inventory transfer if conditions arose subsequent to the transfer suggesting that collectibility at some time thereafter becomes doubtful.

The Company intends to clarify its disclosures to highlight its current and prior bad debts history and to indicate that the Company does provide for such allowances when it is appropriate to do so. The Company, of course, understands it is required by U.S. GAAP to provide for both known losses due to uncollectibility, as well as those not yet known at a particular balance sheet date that are likely to be uncollectible based on its current and historical experience. The Company adheres to U.S. GAAP in its accounting for allowances for doubtful accounts.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or James Shafer, Company counsel, at (415) 955-8900.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 6, 2012

Sincerely,

/s/ Hong Bu
Hong Bu
Chief Financial Officer